UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Kyocera Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Japan	1-7952	98-0343336
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6, Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan		612-8501
(Address of principal executive offices)		(Zip Code)

Shoichi Aoki

Director, Managing Executive Officer and

General Manager of Corporate Financial and Accounting Group

+81-75-604-3556

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report of Kyocera Corporation for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.01(a), is available at http://www.kyocera.co.jp/ir/sec_filing/pdf/conflict_minerals/cmr140530.pdf.

AVX Corporation, a U.S.-based consolidated subsidiary of Kyocera Corporation, and its subsidiaries (AVX), are listed on the New York Stock Exchange and registered with the U.S. Securities and Exchange Commission. AVX is subject to Rule 13p-1, and has prepared and filed a Form SD with the Commission on May 28, 2014 (AVX Form SD) which contains as an exhibit a Conflict Minerals Report relating to its own activities for the calendar year ending December 31, 2013 (AVX CMR). The Kyocera CMR does not set out descriptions of the activities of AVX. Conflict minerals disclosures relating to AVX are incorporated into the Kyocera CMR by reference to the AVX CMR, as filed with the Commission. The AVX CMR is filed herewith as Exhibit 1.02(b) and is available at www.avx.com/docs/corporate/AVX%20CMR.pdf.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02(a) – Kyocera Corporation’s Calendar Year 2013 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

Exhibit 1.02(b) – AVX Corporation’s Calendar Year 2013 Conflict Minerals Report (incorporated by reference to Exhibit 1.02 to the Form SD filed with the U.S. Securities and Exchange Commission by AVX Corporation (Commission File Number 001-07201) on May 28, 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Kyocera Corporation
(Registrant)

By /s/ Shoichi Aoki
Shoichi Aoki

Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group	May 30, 2014